Exhibit 99.1

Tarena International, Inc. Announces Second Quarter 2018 Results

Second Quarter Net Revenues up by 13.6% Year-Over-Year

Second Quarter Student Enrollment in adult up by 21.6% Year-Over-Year

Second Quarter Student Enrollment in kid education programs up by 512.8% Year-Over-Year

BEIJING, August 20, 2018 - Tarena International, Inc. (NASDAQ: TEDU) ("Tarena" or the "Company"), a leading provider of professional education services in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Highlights

•	Net revenues increased by 13.6% year-over-year to RMB517.8 million, from RMB455.8 million in the same period in 2017.
•	Gross profit increased by 0.3% year-over-year to RMB313.4 million, from RMB312.3 million in the same period in 2017.
•	Operating loss was RMB154.6 million, compared to an operating income of RMB36.0 million in the same period in 2017.
•	Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB128.1 million, compared to a non-GAAP operating income of RMB55.2 million in the same period in 2017.
•	Net loss was RMB166.1million, compared to a net income of RMB37.9 million in the same period in 2017.
•	Non-GAAP net loss, which excluded share-based compensation expenses, was RMB139.6 million, compared to a non-GAAP net income of RMB57.1 million in the same period in 2017.
•	Basic and diluted loss per American Depositary Share ("ADS") was RMB2.94. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses, was RMB2.47. Each ADS represents one Class A ordinary share.
•	The Company repurchased 1,298,299 Class A ordinary shares from the open market for an aggregate consideration of US$10.1 million in the second quarter of 2018.
•	An aggregate amount of cash dividends of US$6.8 million (US$0.12 per ADS) was paid in June 2018 to shareholders of record as of the close of business on April 5, 2018.
•	The Company made an aggregate payment of RMB70.7 million for equity investments during the first half of 2018.
•	Cash, cash equivalents and time deposits totaled RMB851.7 million as of June 30, 2018, compared to RMB1,119.7 million as of December 31, 2017. In addition, the Company had RMB110.0 million in short term investments as of June 30, 2018.
•	Deferred revenue totaled RMB647.2 million as of June 30, 2018, compared to RMB302.2 million as of December 31, 2017, representing an increase of 114.2%.
•	Total student enrollments in adult education business, defined as the total number of new students recruited and registered, in the second quarter of 2018 increased by 21.6% year-over-year to 37,138.
•	Total course enrollments in adult education business, defined as the cumulative number of courses enrolled in by our students, in the second quarter of 2018 increased by 4.9% year-over-year to 29,355.
•	Total number of learning centers in adult education business increased to 198 as of June 30, 2018, from 171 as of June 30, 2017.
•	Total student enrollments in kid education programs, defined as the total number of students recruited and registered in our kid education programs, in the second quarter of 2018 increased by 512.8% year-over-year to 10,570.

“We are delighted to see a recovery of retail channel student enrollment in the adult education business, achieving 12% year over year growth, and a positive trend in both enrollment efficiency and students acquisition cost compared to the past three quarters. These improvements benefited from our successful resources integration, course upgrading, and optimization of the students acquisition model. We believe this trend will continue in the second half of the year. At the same time, the number of students enrolled in joint major programs almost doubled compared to the same period last year. Because our joint major programs typically last between three and four years, tuition generated from such programs is only partially recognized during this quarter, with the remaining portions to be recognized in future quarters and years. During the first half of 2018, student enrollment through university channel contributed approximately 18% of total student enrollment in adult education business, while the net revenue contribution was only approximately 8%. Although relatively faster increase in student enrollment through university channel has a short-term negative impact on our net revenues, the long-term partnership with universities will bring us rapid growth in student enrollment, which will lay a solid foundation for our adult education business in the future. We are confident in the long-term growth in the professional education market.” said Mr. Shaoyun Han, Tarena’s Chairman and Chief Executive Officer.

“In addition, we are pleased to see continuous rapid growth in kid education business with student enrollment of 10,570 during the second quarter, representing a 512.8% year over year growth and a 171.4% growth compared to the first quarter of this year. By the end of the second quarter, our kid education business covered 39 cities with 99 learning centers. We believe that the recent change in government regulation related to the kid education industry will have a positive impact on quality-oriented courses including children IT programming education. Our core competitiveness to rapidly expand K12 education business significantly in a short time are our strong IT courses development ability uniquely originated from our adult education business, our dual-teacher teaching ability, our exceptional skills to recruit IT teaching faculties and to train them, as well as our operating management teams in 67 cities. With the increasing importance of information technology and AI skills, programming courses are becoming increasingly important. We expect our kid education business to maintain a robust growth in the coming two to three years, and we believe that Tarena will be the leader in the market.” Mr. Han added.

Mr. Yuduo Yang, Tarena’s Chief Financial Officer, said, “Focusing on the enhancement of operating efficiency of our traditional professional education business, we closed 16 non-performing centers, and reasonably controlled total operating cost. Our seat capacity increased to 62,153 as of June 30, 2018, representing a year over year increase of 9.0%. By optimizing seating layout, our seat utilization rate was 73.2% in the second quarter of 2018, slightly lower than the utilization rate of 73.6% during the same period last year. However, we are closing the gap between the utilization rates achieved in 2018 compared with those in 2017. Average selling and advertising expenses spent per student for adult education business also improved during the second quarter as compared with the three previous quarters. Such improvement in enrollment and seat utilization proves the effectiveness of our learning center resource optimization strategy, which will provide continuous positive impact in the coming quarters. Meanwhile, we will continue to accelerate investments in kid education business and joint major programs with universities, as well as developing new courses. Considering that the kid education business and joint major programs are in a fast growing phase, these two types of businesses resulted in a loss during this quarter with its partially recognized revenue due to longer services periods. However, we observed a decreasing average acquisition cost per student and a steady improvement of seat utilization, both of which are good indicators of future profits. We believe in a gradual recovery of our profitability with increased business maturity in both the kid education business and joint major programs.”

Second Quarter 2018 Results

Net Revenues

Net revenues increased by 13.6% to RMB517.8 million in the second quarter of 2018, from RMB455.8 million in the same period in 2017. RMB29.4 million of net revenue was contributed by our kid education business in the quarter. The increase in our adult education programs was primarily due to increased course enrollments.

Total course enrollments in adult education business in the second quarter of 2018 increased by 4.9% to 29,355, from 27,893 in the same period in 2017, which was mainly driven by the expansion in seat capacity and the popularity of our course offerings. The total seat capacity in our adult learning centers increased by 9.0% to 62,153 as of June 30, 2018 from 57,043 as of June 30, 2017 to cater to the increased demand for our courses.

We charge students enrolled through the retail channel our standard tuition fee and provide students enrolled through the university channel a discount of approximately RMB4,000 per person per course. Our student enrollment mix from retail and university channel was 79%/21% and 86%/14% in the second quarter of 2018 and 2017, respectively.

Cost of Revenues

Cost of revenues increased by 42.4% to RMB204.4 million in the second quarter of 2018, from RMB143.5 million in the same period in 2017. Our kid education program contributed RMB41.4 million of cost of revenues in the second quarter of 2018. The increase in our adult education programs cost of revenues was mainly due to an increase in personnel cost and welfare expenses resulting from growing number of teaching and advisory staff at our learning centers, rental cost resulting from higher seat capacity, as well as depreciation expenses and other supplier cost for the growing number of learning centers.

Gross Profit and Gross Margin

Gross profit increased by 0.3% to RMB313.4 million in the second quarter of 2018, from RMB312.3 million in the same period in 2017. Gross margin was 60.5% in the second quarter of 2018, compared with 68.5% in the same period in 2017.The decrease in gross margin was mainly due to an increase in personnel cost and welfare expenses for teaching and advisory staff, as well as the rapid expansion of our learning centers in kid education programs and joint major programs.

Operating Expenses

Total operating expenses increased by 69.4% to RMB468.0 million in the second quarter of 2018, from RMB276.3 million in the same period in 2017. Total non-GAAP operating expenses, which excluded share-based compensation expenses, increased by 71.8% to RMB442.2 million in the second quarter of 2018, from RMB257.4 million in the same period in 2017. Total share-based compensation expenses allocated to the related operating expenses increased by 36.1% to RMB25.8 million in the second quarter of 2018, from RMB18.9 million in the same period in 2017.

Selling and marketing expenses increased by 66.4% to RMB270.2 million in the second quarter of 2018, from RMB162.4 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses related to the growth in our selling and marketing headcount, and expanded marketing efforts as we expanded our course offerings and network of learning centers.

General and administrative expenses increased by 69.0% to RMB157.6 million in the second quarter of 2018, from RMB93.2 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses for our increased number of general and administrative personnel to support our growing operations. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 81.5% to RMB140.9 million, from RMB77.6 million in the same period in 2017.

Research and development expenses increased by 94.4% to RMB40.3 million in the second quarter of 2018, from RMB20.7 million in the same period in 2017. The increase was mainly due to an increase in personnel cost and welfare expenses of our instructors allocated to their content development activities for our courses, as well as growing number of research and development staff as we expanded our course offerings and operations.

Operating Loss

Operating loss was RMB154.6 million for the second quarter of 2018, compared to operating income of RMB36.0 million in the same period in 2017. Non-GAAP operating loss, which excluded share-based compensation expenses, was RMB128.1 million, compared to Non-GAAP operating income of RMB55.2 million in the same period in 2017. Kid education program contributed RMB77.9 million of operating loss in the second quarter of 2018.

Interest Income

Interest income was RMB5.3 million in the second quarter of 2018, compared to RMB4.9 million in the same period in 2017. Interest income in both periods consisted of interest earned on our cash, cash equivalents and time deposits in commercial banks and interest income recognized in relation to our installment payment plan for students.

Foreign Exchange Gain (Loss)

Foreign exchange gain was RMB5.2 million in the second quarter of 2018, compared to RMB1.8 million foreign exchange loss in the same period in 2017. The gain was mainly attributable to the depreciation of China’s RMB against U.S. Dollar.

Income Tax Expense

The Company recorded an income tax expense of RMB25.6 million in the second quarter of 2018, compared to RMB5.8 million income tax expense in the same period in 2017. There was income tax expense of RMB24.7 million arisen from payment of dividend made to offshore parent company during this quarter. Excluding the income tax expense from payment of dividend, there was tax benefit from January to June of this year, which was due to the Company's recognized deferred tax assets for the loss incurred in the first quarter.

Net Loss

As a result of the foregoing, net loss was RMB166.1 million in the second quarter of 2018, compared to net income of RMB37.9 million in the same period in 2017. Non-GAAP net loss, which excluded share-based compensation expenses, was RMB139.6 million, compared to a non-GAAP net income of RMB57.1 million in the same period in 2017.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS were RMB2.94 in the second quarter of 2018. Non-GAAP basic and non-GAAP diluted loss per ADS, which excluded share-based compensation expenses, were RMB2.47.

Cash Flow

Net cash inflow from operating activities for the second quarter of 2018 was RMB80.5 million. Capital expenditures for the second quarter of 2018 were RMB62.2 million. The repurchasing of 1,298,299 Class A ordinary shares from the open market for an aggregate consideration of US$10.1 million, an aggregate payment of cash dividends of US$6.8 million (US$0.12 per ADS) in June 2018 to shareholders of record as of the close of business on April 5, 2018, as well as an aggregate payment of RMB70.7 million for equity investments during the first half of 2018 resulted in the decrease of ending balance of cash and cash equivalent by the end of June 30, 2018.

Kid education business contributed cash receipt of RMB127.4 million during the second quarter.

Shares Issued and Outstanding

As of June 30, 2018, the Company had 48,072,159 Class A and 7,206,059 Class B ordinary shares outstanding. Each ADS represents one Class A ordinary share.

Business Outlook

Based on the Company's current estimates, total net revenues for the third quarter of 2018 are expected to be between RMB675.0 million and RMB705.0 million, representing an increase of 18.8% to 24.1% on a year-over-year basis.

The Company also expects its total net revenues for the full year of 2018 to be between RMB2,300.0 million and RMB2,450.0 million, representing an increase of 16.5% to 24.1% on a year-over-year basis.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions, which are subject to change.

Conference Call

Company management will hold an earnings conference call and live webcast to discuss the Company's results at 9:00PM U.S. Eastern Time on Monday, August 20, 2018 (9:00AM Beijing Time on Tuesday, August 21, 2018).

United States: +1 845 675 0437 or +1 866 519 4004

Hong Kong: +852 3018 6771 or 800 906 601

China Mainland: 800 819 0121 or 400 620 8038

Taiwan: +886 255723895 or 0 809 091 568

Canada: +1 866 386 1016

United Kingdom: 0 808 234 6646

International: +65 6713 5090

Conference ID: 9890219

A replay of the call will be available approximately 2 hours after the conclusion of the conference call through August 28, 2018. The dial-in details for the replay are:

United States: +1 855 452 5696

Hong Kong: 800 963 117

China: 800 870 0206

Taiwan: 00 801232482

Canada: +1 855 759 0869

United Kingdom: 0 808 234 0072

International: +61 2 8199 0299

Conference ID: 9890219

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of Tarena's website at http://ir.tedu.cn.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tarena may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about Tarena's beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tarena's goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to continually tailor its curriculum to market demand and enhance its courses to adequately and promptly respond to developments in the professional job market; its ability to maintain or enhance its brand recognition, its ability to maintain high job placement rate for its students, and its ability to maintain cooperative relationships with financing service providers for student loans. Further information regarding these and other risks, uncertainties or factors is included in Tarena’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tarena does not undertake any obligation to update such information, except as required under applicable law.

About Tarena International, Inc.

Tarena International, Inc. (NASDAQ: TEDU) is a leading provider of professional education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, Tarena offers professional education courses in IT and non-IT subjects. Tarena also offers kid education programs. Its professional education courses provide students with practical skills to prepare them for jobs in industries with significant growth potential and strong hiring demand. Since its inception in 2002, Tarena has trained over 577,000 students, cooperated with approximately 800 universities and colleges and placed students with approximately 148,000 corporate employers in a variety of industries.

About Non-GAAP Financial Measures

Beginning in the second quarter of 2016, the Company revised its non-GAAP financial measures to exclude gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact, in addition to its historical practice of excluding share-based compensation expenses for non-GAAP results.

To supplement Tarena’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Tarena's management uses non-GAAP measures of cost of revenues, operating expenses, operating income, net income, and basic and diluted net income per ADS, which are adjusted from results based on GAAP to exclude the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact. These non-GAAP financial measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Tarena’s management believes that excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact provides meaningful supplemental information regarding our performance and liquidity by excluding certain items identified as non-recurring and infrequent in nature, and non-cash charges. The amount of share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Tarena provides to analysts and investors as guidance for future operating performance.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Tarena’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income (loss) and net income (loss), excluding the share-based compensation expenses, gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact is that the share-based compensation charge has been and will continue to be a recurring expense in the Company’s business for the foreseeable future, and gain or loss on derivative instruments, goodwill impairment, impairment of intangibles via acquisitions of businesses and the related tax impact may recur in the future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

For further information, please contact:

Lei Song

Investor Relations Contact

Tarena International, Inc.

Tel: +8610 56219451

Email: ir@tedu.cn

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	June 30	December 31
	2018	2017
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	646,004	686,691
Time deposits	205,195	432,536
Short-term investments	110,000	-
Accounts receivable, net of allowance for doubtful accounts	228,602	216,700
Amounts due from a related party	253	231
Inventory, net	4,891	-
Prepaid expenses and other current assets	192,268	156,360
Total current assets	1,387,213	1,492,518
Time deposits	511	505
Accounts receivable, net of allowance for doubtful accounts	4,832	14,582
Property and equipment, net	581,223	519,691
Intangible assets, net	6,140	-
Goodwill	39,162	3,365
Long-term investments	118,717	101,920
Other non-current assets(a)	161,521	150,064
Total assets	2,299,319	2,282,645

LIABILITIES AND SHAREHOLDERS’EQUITY

Current liabilities:
Accounts payable	18,416	11,351
Income taxes payable	114,119	125,971
Deferred revenue	647,161	302,163
Accrued expenses and other current liabilities	248,423	184,646
Total current liabilities	1,028,119	624,131
Other non-current liabilities	3,700	4,329
Total liabilities	1,031,819	628,460

Commitments and contingencies	—	—

Shareholders’ equity:
Class A ordinary shares	329	327
Class B ordinary shares	74	74
Treasury stock(b)	(320,293)	(255,103)
Additional paid-in capital	1,158,030	1,094,872
Accumulated other comprehensive income	58,321	54,122
Retained earnings	370,770	759,893
Total equity attributable to Tarena International, Inc.	1,267,231	1,654,185
Non-controlling interest	269	—
Total liabilities and shareholders’ equity	2,299,319	2,282,645

Note:

(a)	The intangible assets and goodwill arising from the acquisition of RTEC are included in the other non-current assets for this report due to that the evaluation of purchase price allocation is still under review.

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Net revenues	517,813	455,833	924,134	788,581
Cost of revenues(a)	(204,434)	(143,530)	(399,603)	(271,344)
Gross profit	313,379	312,303	524,531	517,237
Selling and marketing expenses(a)	(270,158)	(162,396)	(498,021)	(303,463)
General and administrative expenses(a)	(157,575)	(93,240)	(289,412)	(172,998)
Research and development expenses(a)	(40,262)	(20,707)	(79,850)	(38,935)
Operating (loss) income	(154,616)	35,960	(342,752)	1,841
Interest income	5,269	4,907	14,032	8,381
Other income	3,607	4,614	5,431	11,685
Foreign exchange loss	5,190	(1,785)	789	(2,332)
(Loss) income before income taxes	(140,550)	43,696	(322,500)	19,575
Income tax expense	(25,597)	(5,812)	(24,099)	(6,324)
Net (loss) income	(166,147)	37,884	(346,599)	13,251
Less: Net loss attributable to non-controlling interests	(356)	-	(431)	-
Net income attributable to Class A and Class B ordinary shareholders	(165,791)	37,884	(346,168)	13,251

Net income per Class A and Class B ordinary share:
Basic	(2.94)	0.66	(6.15)	0.23
Diluted	(2.94)	0.63	(6.15)	0.22

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	56,296,986	57,355,721	56,277,694	56,843,932
Diluted	56,296,986	59,849,094	56,277,694	59,705,190

Net (loss) income	(166,147)	37,884	(346,599)	13,251
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	7,062	(4,557)	4,199	(6,396)
Unrealized gain on available for sale securities, net of nil (nil for the six months in 2018) income taxes	-	3,629	-	18,359
Less: reclassification adjustment for gain on available for sale securities realized in net income, net of nil (nil for the six months in 2018 income taxes	-	(3,629)	-	(8,609)
Comprehensive income	(159,085)	33,327	(342,400)	16,605

Notes:

(a)	Includes share-based compensation expenses as follows:

	For the Three Months Ended June 30		For the Six months Ended June 30
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
Cost of revenues	763	289	1,529	466
Selling and marketing expenses	4,037	1,118	7,110	1,376
General and administrative expenses	16,714	15,634	41,854	24,545
Research and development expenses	5,043	2,192	10,790	3,956

TARENA INTERNATIONAL, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES

(in thousands, except share data and per share data)

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2018	2017	2018	2017
	RMB	RMB	RMB	RMB
GAAP Cost of revenues	204,434	143,530	399,603	271,344
Share-based compensation expense in cost of revenues	763	289	1,529	466
Non-GAAP Cost of revenues	203,671	143,241	398,074	270,878

GAAP Selling and marketing expenses	270,158	162,396	498,021	303,463
Share-based compensation expense in selling and marketing expenses	4,037	1,118	7,110	1,376
Non-GAAP Selling and marketing expenses	266,121	161,278	490,911	302,087

GAAP General and administrative expenses	157,575	93,240	289,412	172,998
Share-based compensation expense in general and administrative expenses	16,714	15,634	41,854	24,545
Non-GAAP General and administrative expenses	140,861	77,606	247,558	148,453

GAAP Research and development expenses	40,262	20,707	79,850	38,935
Share-based compensation expense in research and development expenses	5,043	2,192	10,790	3,956
Non-GAAP Research and development expenses	35,219	18,515	69,060	34,979

Operating (loss) income	(154,616)	35,960	(342,752)	1,841
Share-based compensation expenses	26,557	19,233	61,283	30,343
Non-GAAP Operating (loss) income	(128,059)	55,193	(281,469)	32,184

Net (loss) income	(166,147)	37,884	(346,599)	13,251
Share-based compensation expenses	26,557	19,233	61,283	30,343
Non-GAAP Net (loss) income	(139,590)	57,117	(285,316)	43,594
Less: Net loss attributable to non-controlling interests	(356)	-	(431)	-
Non-GAAP net loss attributable to Class A and Class B ordinary shareholders	(139,234)	57,117	(284,885)	43,594
Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	(2.47)	1.00	(5.06)	0.77
Diluted	(2.47)	0.95	(5.06)	0.73
Weighted average number of ordinary shares outstanding used in calculating Non-GAAP net income per Class A and Class B ordinary share(a)
Basic	56,296,986	57,355,721	56,277,694	56,843,932
Diluted	56,296,986	59,849,094	56,277,694	59,705,190

Notes:

(a)	The Non-GAAP net income per share is computed using Non-GAAP net income attributable to ordinary shareholders and the same number of ordinary shares used in GAAP basic and diluted net income per share calculation.

(b)	There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the second quarter ended June 30, 2017 and 2016. There was no tax impact of share-based compensation expenses and loss on foreign currency forward contract for the six months ended June 30, 2017 and 2016.